[LOGO - PRECISION DRILLING TRUST]


                                                       September 1, 2006


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Pradip Bhaumik

                    Precision Drilling Trust -- 2005 Annual
                    Report on Form 40-F (File No. 1-14534)
                    --------------------------------------

Ladies and Gentlemen:

        Precision Drilling Trust, an Alberta trust ("PRECISION"), submits this letter in response to comments received from the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") on the Trust's Annual Report on Form 40-F for the year ended December 31, 2005, as filed with the Commission on March 31, 2006, in a letter from Cecilia D. Blye, dated August 28, 2006 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the 2005 Annual Report.

        Precision's responses to the Staff's comments are as follows:

GENERAL

1. We note the statement on page 8 of the Form 40-F that, as a result of the divestiture of your energy services segment and your international drilling business, you now derive 100 percent of your revenue from the Canadian market. It appears from your website that you may have direct or indirect operations in Syria, a country identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions. Please clarify for us whether you currently have operations in Syria. Describe for us in reasonable detail your past, and any current and anticipated, direct or indirect business activities in or contacts with Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. Describe any technologies, products, equipment, and services you have sold or otherwise distributed into Syria. Describe the extent to which your dealings have been with the government of Syria, or entities affiliated with or controlled by it.


4200, 150 - 6th Avenue, S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com
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                                                                             2


                  RESPONSE TO COMMENT 1

        Precision  is  the   successor  in  interest  to  Precision   Drilling
Corporation, the continuing assets and businesses of which were converted to an income trust on November 7, 2005 pursuant to a plan of arrangement.

        Precision has no current operations or other business activities or contacts either directly or indirectly through affiliates in or with the Syrian Arab Republic ("SYRIA") nor does it anticipate acquiring or developing such operations, business activities or contacts in the future.

        Since 1985, Precision and its successors have been a provider of contract drilling services in western Canada. In the late 1990's, Precision expanded its core businesses to include wireline logging, directional drilling, measurement while drilling ("MWD") and logging while drilling ("LWD") services through the acquisition of Computalog Ltd., a Canadian publicly-traded company ("COMPUTALOG"). Underbalanced drilling and production testing services were acquired through other acquisitions prior to Computalog. Collectively, these services became the core wireline logging services, drilling and evaluation services and production services segments of Precision's Energy Services division (originally referred to as the Oilfield Specialty Group, then Technology Services Group).

        By early 2001, Precision had globally expanded its Energy Services division globally to include Canada, the United States, Latin America, Europe-Africa, Middle East and Asia-Pacific regions. Expansion into the Middle East in particular resulted from the acquisition by Computalog of BecField Drilling Services Ltd. ("BECFIELD") which provided directional drilling and MWD services in western Europe through BecField Drilling Services GmbH based in Germany and in the Middle East through BecField Middle East L.L.C. based in the United Arab Emirates. BecField Middle East also had a branch operation providing directional and MWD services in Syria, including to Syrian Petroleum Company, a state-owned entity of the Syrian Arab Republic.

        Directional drilling and MWD services include the provision of equipment and trained personnel for the controlled drilling of a wellbore to a predetermined target location, generally other than vertical. Directional drilling equipment includes drilling motors, mechanical and hydraulic jars, non-magnetic drill string components, stabilizers and under-reamers and is generally non-proprietary. The directional equipment used in Syria was sourced from third parties in Canada and the United Kingdom. The MWD equipment includes sensors which measure and relay continuous real time information to the surface to monitor the trajectory of the well being drilled. The MWD equipment used in Syria was proprietary to and was developed by BecField at its research and development facilities in Germany.

        Directional or MWD equipment was not sold into Syria. Equipment would typically be mobilized from Abu Dhabi or Germany to sites in Syria on a call-out or contract basis and demobilized to Abu Dhabi or Germany upon the completion of services. While in Syria, the equipment would generally be within the control of BecField personnel.

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                                                                             3


        Precision and Weatherford International Ltd. ("WEATHERFORD") entered into a definitive agreement dated June 6, 2005, for the acquisition by Weatherford of Precision's Energy Services and International Contract Drilling divisions effective August 31, 2005. Precision reported the Energy Services and International Contract Drilling divisions as discontinued operations prior to June 30, 2005.

2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

          We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Syria.

                  RESPONSE TO COMMENT 2

        The financial results of the BecField entities were first consolidated into Precision in the first quarter of 2001. The revenue generated from operations in Syria for the fiscal year was Cdn $6,949,000, or 0.36% of the Cdn $1,953,563,000 in total revenue reported in Precision's annual report for fiscal 2001. The revenue generated from operations in Syria was Cdn $4,840,000, Cdn $2,607,000 and Cdn $3,132,000, or 0.31%, 0.14% and 0.13%,
respectively, of total revenue in fiscal 2002, 2003 and 2004.

        The revenue generated from operations in Syria for the first quarter of 2005 (the last full financial reporting period before the Energy Services and International Contract Drilling divisions were reported as discontinued operations of Precision) was Cdn $818,000, or 0.10% of the Cdn $791,876,000 in total revenue reported in Precision's interim financial report for the period ended March 31, 2005. As noted above, operations in Syria were reported as discontinued operations prior to June 30, 2005.

        Based on the foregoing, we do not believe that there is any material risk to Precision's security holders related to conducting business in Syria. Precision's historical business in Syria was very small relative to our total revenue, and the Precision division that conducted business in Syria was sold in 2005. Precision no longer conducts business in Syria, directly or indirectly.

CLOSING COMMENTS

We acknowledge that:

        o Precision is responsible for the adequacy and accuracy of the disclosure in the filing;

        o Staff comments or changes to disclose in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o Precision may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If there are further questions in connection with the foregoing responses, you may contact the undersigned at (403) 716-4500.

Yours truly,


/s/ Hank B. Swartout
----------------------
Hank B. Swartout
Chairman and Chief Executive Officer
Precision Drilling Corporation, Administrator to Precision Drilling Trust



cc: Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP